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                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
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         NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
             UNDER THE INVESTMENT COMPANY ACT OF 1940
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           PRUDENTIAL DISTRESSED SECURITIES FUND, INC.

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                     NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits withdrawal of the Notification of Election.


                            SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this Notification of Election to be duly executed on its behalf in the City of New York and the State of New York on the 6th day of February, 1996.

                         Signature

                    PRUDENTIAL DISTRESSED SECURITIES FUND, INC.
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                      (Name of Registrant)

                    By:/s/ Robert F. Gunia
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                         Robert F. Gunia
                         Vice President

Attest: /s/ S. Jane Rose
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          S. Jane Rose
          Secretary